                    May 4, 2006
Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Arbinet-thexchange, Inc. Earnings call on May 3, 2006 File No. 000-51063
Dear Ms. Ransom:
     I am writing on behalf of our clients, Alex Mashinsky and Robert A. Marmon, who are soliciting proxies for an alternate slate of director nominees for the 2006 annual meeting of Arbinet-thexchange, Inc. (the “Company”). Yesterday, the Company held a conference call to discuss the Company’s 2006 first quarter earnings. The call was accessible to all stockholders via telephone and internet between 5:00 — 5:30 p.m. Playbacks of the call are available via telephone through June 1, 2006 and have also been posted as a webcast on the Company’s website.
     We would like to draw your attention to certain statements made by Curt Hockemeier, the Company’s President and Chief Executive Officer, on the call. At approximately the 16:55 minute mark of the call, Mr. Hockemeier stated “Before we open the call to your questions, I’d likely to briefly discuss an important matter with respect to our upcoming 2006 annual meeting of stockholders. As I’m sure most of you know Alex Mashinsky, Arbinet’s former CEO, and a colleague of his, Robert Marmon, are nominating themselves to the Company’s Board of Directors at Arbinet’s next annual meeting of stockholders. Our Board is committed to continuing to act in the best interests of all shareholders, and we’re convinced that we have the

Securities and Exchange Commission
May 4, 2006

right strategy and team in place to take advantage of the significant opportunities and growth prospects available to Arbinet.”
     We believe that this statement constitutes a solicitation under Rule 14a-1(l)(iii), as it is a communication to security holders under circumstances reasonably calculated to result in the procurement of a proxy. However, as of the close of business today, this soliciting material was not filed by the Company with the SEC as required by Rule 14a-6(b) on either the day it was first published (May 3rd) — or even on the next business day (May 4th). The statement was clearly part of the Company’s script for the call and we do not believe that there is any excuse for not promptly filing the statement.
     Thank you very much for your consideration of this letter. If you have any questions relating to the foregoing, please contact me at (212) 530-5735 or, in my absence, Craig Gherman at (212) 530-5778.

Very truly yours,
/s/ Roland Hlawaty
Roland Hlawaty

cc:	Alex Mashinsky Robert A. Marmon